Exhibit 99.1

Provident Revises By-Laws and Proposes Further Revisions to Trust Indenture

News Release 09-10
May 10, 2010

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) announced today that it will propose further revisions to its Trust Indenture in addition to the Trust Indenture amendments described in Provident’s Information Circular and Proxy Statement dated March 18, 2010.  Provident will also propose that certain amendments to the corporate by-laws of Provident Energy Ltd. be approved. All such amendments will be subject to approval by Provident’s Unitholders at the Annual General and Special Meeting to be held on May 13, 2010.

Having considered the request of RiskMetrics Group to make certain non-material amendments, Provident has agreed to:

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Remove the casting vote provided to the Chairman of the Board in the event of an equality of votes on any question decided by Provident Energy Ltd.’s board of directors, and set the quorum of directors required for board of directors meetings of Provident Energy Ltd. at fifty percent ; and

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Amend the Provident Energy Trust Indenture to modify the quorum requirement applicable to meetings of Provident’ Energy Trust’s unitholders by requiring that for quorum purposes not less than two persons be present in person, each being a unitholder or duly appointed proxy holder, and together holding or representing by proxy not less than 25% of the outstanding units of Provident entitled to vote at the meeting.

With these amendments, it is Provident’s understanding that RiskMetrics will issue an updated alert whereby they will recommend voting FOR the resolution to confirm, approve and authorize certain amendments made to the Trust Indenture, as more particularly described in Provident’s Information Circular and Proxy Statement dated March 18, 2010.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages a natural gas liquids (NGL) midstream services and marketing business and an oil and gas production business. Provident’s oil and gas portfolio is located in some of the most stable and predictable producing regions in Western Canada. Provident’s Midstream facilities are also strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Glen Nelson Director, Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com